April 23, 2009

BY EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Kristi Marrone, Staff Accountant

Re:          Watson Wyatt Worldwide, Inc.

Form 10-K for the year ended June 30, 2008; Filed August 15, 2008

Schedule 14A: Filed October 14, 2008

File No. 1-16159

Dear Ms. Marrone:

On behalf of Watson Wyatt Worldwide, Inc. (the “Company”), this letter responds to the comments of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter to Mr. Roger F. Millay dated April 15, 2009, concerning the above-referenced Annual Report on Form 10-K and proxy statement on Schedule 14A. For convenience, we have repeated your comments in bold and have provided the Company’s response in plain text.

Item 9A. Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 48

1.     We have reviewed your response to prior comment 1. In future filings, if your Management’s Report on Internal Control over Financial Reporting includes reference to excluded consolidated entities, please include an indication of the significance of such entities in your report.

The Company Response

If our Management’s Report on Internal Control over Financial Reporting includes reference to excluded consolidated entities, we will include an indication of the significance of such entities in our report in future filings.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 24

Fiscal Year End Bonuses, page 24

2.     We note your response to our prior comment 7. Please ensure that your future filings identify any particular exercise of discretion in setting bonus amounts such as how the “assessments” and “judgments” are made in setting bonus amounts. Also, you should include a discussion of each individual executive’s contributions that the committee and CEO considered in setting these bonus amounts. For example, your disclosure should include a discussion of how the CEO and committee determined that each individual executive achieved “high individual sustained performance” receiving “strong” or “very strong” performance reviews warranting the annual bonus amounts. Please see Item 402(b)(2)(vi) and (vii) of Regulation S-K.

The Company Response

While the Company respectfully believes that its disclosure reflects the subjectivity of the compensation decisions made by the Compensation Committee  and CEO relating to the named executive officers’ fiscal year-end bonuses, we will seek to further clarify these disclosures with respect to this issue in future filings.

In connection with responding to your comments the Company acknowledges that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing is responsive to the Staff. After you have completed your review of our response, please call me if you have any questions or comments at 703-258-8000.

Sincerely,

/s/ Roger F. Millay

Roger F. Millay
Chief Financial Officer

cc:	William Demarest, Staff Accountant
U.S. Securities and Exchange Commission

John J. Haley
Walter Bardenwerper
Peter Childs
Cynthia Boyle
Karl Chen